MAG SILVER CORP. (An exploration stage company) Supplementary Information and MD&A For the period ended March 31, 2007 Filed: May 11, 2007

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

1.

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

MAG Silver’s reporting currency is the Canadian dollar and all amounts in this discussion and in the consolidated financial statements are expressed in Canadian dollars, unless identified otherwise.  The company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  MAG Silver’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company’s Annual Information Form.  Additional information about MAG Silver and its business activities is available on SEDAR at www.sedar.com.

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the Company has received approximately $4,595,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company acquired other mineral properties, and increased mineral exploration activities.

On July 8, 2005, the Company established an exploration agreement with Industrias Peñoles, S.A. de C.V. (Peñoles) on our Juanicipio Property in Zacatecas State. This agreement (effective date of July 01, 2005) was the culmination of extensive negotiations carried out during the first half of 2005, fuelled by MAG’s 2003 & 2004 exploration program at Juanicipio and Peñoles exploration success at the nearby El Saucito vein discovery.

Under the terms of the agreement Peñoles can earn a 56% interest in Juanicipio by spending $5,000,000 US over 4 years, including a $750,000 US expenditure commitment in year one (2005) (completed) with a minimum of 3,000 meters of diamond drilling by Peñoles (completed, drilled 7,562 meters in 2005). Under the terms of the agreement Peñoles agreed to make two $500,000 US investments (completed) in common shares of the Company. On May 2, 2005 the TSX Venture exchange approved the first Peñoles private placement, which consisted of 621,577 common shares

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

at $0.967. On March 2, 2006 the Company closed the private placement subscribed to by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to a cumulative investment of $1,178,498 (US$1,000,000).

To the end of the 2005 year Peñoles had completed 7 diamond drill holes for a total of about 7,562 meters of drilling.  In early 2006 the Company announced that a new, high grade silver / gold vein has been intersected in two holes at Juanicipio. On May 9, 2006 the Company announced that Peñoles was commencing further exploration drilling on the Juanicipio project in an area 1.8 kilometres west of the new discovery. In August 2006 the company announced that Peñoles had purchased the surface rights to an area covering the projection of the new discovery for US$1.4 million. Subsequent to the land purchase drilling commenced on the “Valdecañas Vein” in October and by year end Peñoles had drilled another 10,758 meters and completed a total of  US$3.36 million in exploration expenditures. Assay results released in November 2006 through early 2007 for this drilling have confirmed that the Valdecañas vein is a significant high grade silver gold vein discovery.

On December 22, 2005, the Company raised gross proceeds of $6,494,749 from the sale of 6,494,749 units at a price of $1.00 per unit in a brokered, non-brokered financing. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $1.35 per share for a period of 18 months until June 21, 2007. The Agents were granted warrants to purchase up to 295,190 shares of the Company at a price of $1.35 in partial payment of services rendered in connection with their portion of the financing. The commission paid to the Agents was $295,190, equal to 7% of the gross proceeds of the Offering, comprising of $210,340 in cash and $84,850 in units of the offering. Each unit consisted of one common share and one half share purchase warrant. Corporate finance fees, legal fees, TSX fees and related expenditures totalled $113,802. The net proceeds to the Company from the financing were $6,170,607.

During 2005 the Company renegotiated the property agreements at Don Fippi and Guigui.  Under the new terms of the property agreements MAG Silver purchased 100% interest in both properties through the issuance of 750,000 common shares per property (1,5000,000 in aggregate).  As a result of the purchases MAG has extinguished the exposure to cash payments and work commitments on both properties and reduced the number of shares required to be issued under the previous agreement.  Both properties are a significant part of MAG’s portfolio of properties.

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months until February 14, 2008. The Company paid 6.0% cash commission to the underwriters on this placement aggregating $1,109,250. Legal costs and syndicate expenses, and TSX Venture Exchange filing fees cost the Company an additional $136,077.

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

price of $10.00 for a period of 12 months until February 14, and 15, 2008. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

Various drill programs over the past four years (2003, 2004, 2005 and 2006) at Juanicipio, Batopilas Lagartos, Guigui, and Cinco de Mayo have been successful in moving these projects from conceptual exploration plays to new mineral discoveries deserving of further detailed follow up. This is best exemplified by drilling results in 2005 to 2007 at Juanicipio (by Peñoles) and at Batopilas (by MAG in 2005) and Guigui (2005), Cinco de Mayo (2006) where there were significant new silver vein and silver/base metal discoveries demanding further follow up and exploration focus.

New district scale targets were also identified at Lagartos NW, Lagartos SE, and at Sierra  Ramirez.  A first pass drill program was completed at Cinco de Mayo property for 3,795 meters. Lagartos NW was investigated with a 13 hole, 7,365 meter drill program in 2006.  Airborne Magnetic and electromagnetic surveys were flown at Cinco de Mayo and Guigui for 1,250 line kilometers in late 2006.  Surveys are in progress for 2007 at Sierra Ramirez, Juanicipio, Lagartos SE and Batopilas, for a total of 3,760 line kilometers.

The Company has increased land positions in a number of areas (Lagartos NW, Lagartos SE, Cinco de Mayo and Sierra Ramirez) Active exploration programs continue on all of our land holdings with the directive to advance these projects towards  drill programs.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)

Results of Operations

During the period ended March 31, 2007 the Company earned interest income of $116,555 (2006 - $44,718) on short-term investments and cash on hand. Cash at March 31, 2007 amounted to $20,824,452 (2006 – $6,978,715).

General and administrative expenses amounted to $2,368,897 (2006 - $1,036,607) during the period. After deducting interest earned of $116,555 (2006 - $44,718), the operating loss for the period was ($2,252,342) (2006 – ($991,889)). Stock compensation expense, a non-cash item, amounted to $1,730,034 this period (2006 - $627,627). General and administrative expenses in 2007 increased when compared to 2006 the Company becoming more active, resulting in generally higher expenses.

Office and telephone expense of $84,122 was slightly higher than the amount of $81,633 in 2006. Travel and accommodation expenses for the period totaled $56,446 which is higher than $29,168 in 2006. Management and personnel traveled to and from Mexico many times during the period. Management also attended trade shows. Management and consulting fees and salaries of $253,126 were higher than the $143,735 incurred in 2006 as more management personnel have been hired. Consulting and management fees have been paid to several individuals including directors and an officer. (See related party transactions).

During the period ended March 31, 2007 legal fees amounted to $66,094 (2006 - $29,634), filing and transfer agent fees totaled $54,956 (2006 - $18,389), shareholder relations totaled $97,095 (2006 - $56,370) while accounting and audit expenses totaled $17,659 (2006 - $43,636). Accounting and audit expenses include amounts incurred in connection with the Company’s annual United

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

States Securities and Exchange Commission (“SEC”) Registration Form 20F.  Legal expenses were lower in 2006 as the Company had fewer property transactions during the year. Shareholder relations expenses increased as the Company made greater efforts to raise awareness of the Company. Other smaller expense items account for the balance of general and administrative costs for the period. The Company occupies office space and receives administrative services on a contract basis.

First quarter net loss was $2,252,342 compared to $991,889 for the same quarter last year. If one removed the stock compensation expense, a non-cash item, of $1,730,034 (2006 - $627,627) for the first quarter of both 2007 and 2006 the resulting losses would be $522,308 and $364,262 respectively.

The following tables set forth selected financial data from the Company’s Financial Statements and should be read in conjunction with these financial statements.

	Period ended Mar. 31, 2007	Year ended Dec. 31, 2006	Year Ended Dec. 31, 2005
Revenues	$116,555	$208,593	$80,432
Net Loss	($2,252,342)	($3,866,567)	($1,810,838)
Net Loss per Share	($0.06)	($0.10)	($0.06)
Total Assets	$37,824,224	$18,930,558	$18,075,406
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Net loss during the period ended March 31, 2007 doubled as compared to the previous year mainly as a result of stock compensation expense.

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Loss	Net Loss per share
December 31, 2006	$116,555	$(2,252,342)	$(0.06)
December 31, 2006	44,407	(818,389)	(0.02)
September 30, 2006	48,664	(570,796)	(0.015)
June 30, 2006	70,804	(1,485,493)	(0.035)
March 31, 2006	44,718	(991,889)	(0.03)
December 31, 2005	16,409	(483,824)	(0.015)
September 30, 2005	29,780	(320,422)	(0.01)
June 30, 2005	12,042	(256,515)	(0.01)
March 31, 2005	22,201	(750,077)	(0.025)

At the end of 2006, the Company had completed its drilling program at the Cinco de Mayo property, results of which were released in February 2007. The Company conducted exploration work in Mexico on its other properties and assessed past results in preparation for its Batopilas (Don Fippi) drill program which began in earnest in February 2007. The Company is continuing its drilling program at the Batopilas property at the time of writing.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

The Company has not declared nor paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the obligations under the Company's property option agreements set out in “Tabular Disclosure of Contractual Obligations”, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2009. The scale and scope of the Juanicipio Joint Venture could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and Mexico are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in Mexico.  The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the Mexican Peso

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in U.S. dollars.  Fluctuations in the exchange rate between the Canadian dollar and both the U.S. dollar and Mexican Peso may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing.  However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern

Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.”

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental legislation in Canada or Mexico will not adversely the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company’s operations and exploration activities are subject to Canadian and Mexican national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

During the period ended March 31, 2007 the Company incurred $310,599 in property acquisition costs, comprised of $310,599 in cash and $Nil in shares issued, (2006 - $10,689 ($10,689 in cash and $Nil in shares,)) in property acquisition costs.  Exploration expenditures in cash for the period amounted to $1,132,348 (2006 - $1,113,604).

On April 4, 2005 the Company announced the signing of a letter agreement for the establishment of an exploration Joint Venture covering MAG’s wholly-owned 7,679 hectare Juanicipio Property in Zacatecas, Mexico with Peñoles. The formal agreement was signed in early October 2005 with the effective date and anniversary date of July 01, 2005.

The principal features of the agreement are:

(i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.  To February 28, 2007 Peñoles has spent approximately US$4,000,000 and completed approximately 23,200 metres of diamond drilling.

(ii)

Peñoles was obligated to incur exploration expenditures of at least US$750,000 in year one, including a minimum of 3,000 metres of diamond drilling and Peñoles completed the obligation.

(iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of three representatives from Peñoles and two from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

(iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

(v)

On signing of the agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 shares of the Company at a price of C$0.967 per share.  Later, on March 2, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 MAG shares, at a price of C$2.35 per share.

(vi)

Peñoles was obligated to incur further exploration expenditures of at least US$1,000,000 in year two and Peñoles has completed the obligation.

Peñoles initiated their exploration program in August of 2005 which included geophysical orientation surveys, geological and structural mapping programs and diamond drilling of seven holes for a total of about 7,562 metres of core recovery by December 31, 2005.  Results of this program include the significant discovery of a new high grade silver / gold vein in the extreme north east corner of the property. This discovery is identified as the Valdecañas Vein.

Assay results from the second hole (discovery hole) in the Valdecañas Vein discovery, Hole 16, returned high-grade silver – gold values over 6.35 meters (20.8 feet) (5.50 metres true thickness = 18 feet) of 1,798 grams per tonne silver (57.8 ounces), 2.91 grams per tonne gold, 3.43% lead and 5.51% zinc.  This includes 2.95 meters (9.6 feet) of 2,807 grams per tonne silver (90.3 ounces), 3.27 grams per tonne gold, 5.94% lead and 9.14% zinc. The new vein intersection lays approximately 1,000 metres north of the Juanicipio Vein, the initial vein discovery drilled by MAG Silver in 2003 and recently confirmed by Peñoles drilling.

After the initial release of information in January of 2006 confirming the discovery at Juanicipio, follow up work was curtailed until August 2006. In August Peñoles, on behalf of the joint venture, purchased the surface rights within the Juanicipio Joint Venture centered on the Valdecañas Vein.

In an agreement with the land owners Peñoles paid MP$ 15,862,500 (US$ 1,469,648) for the surface rights. This payment will be applied to Peñoles’ earn in expenditure as per the joint venture agreement with MAG.

Drilling at Juanicipio started in August on a fence of 5 drill holes along a line located almost 2 kilometers to the west of the Valdecañas discovery hole 16. The target was the strike projection of the Valdecañas Vein.

Four holes were completed, two of which were on Peñoles 100% owned property. The other two holes were drilled on MAG’s Juanicipio project and results have yet to be released. At least one further hole is needed to complete this program. As proposed, this work will be restarted once drilling has better defined the vein. All airborne electromagnetic and magnetic survey, to be flown in early 2007 will help in targeting the Valdecañas structure to the west.

Peñoles began work on the Valdecañas discovery by initiating an eighteen hole, fifteen thousand meter definition drill program in October 2006. Peñoles drilled a further 10,758 meters in 2006 and proposed an additional 28,000 meters utilizing a minimum of 4 drills going into the 2007 program. The definition drill program is designed to delineate the Valdecañas Vein over a 1.2 kilometer section of potential strike length, along 100 meter sections and at 100 meter separation up and down dip. This program was ongoing at the end of February 2007.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

The drilling to date clearly demonstrates that Valdecañas is a low-sulphidation vein typical of the Fresnillo District. The vein exhibits the characteristic metal zoning over a 350 meter vertical height as seen in all of the principal veins at Fresnillo. Peñoles continues to operate the drill program directed at delineating the extent of the Valdecañas vein.

Combined with exploration expenditures to date Peñoles has completed approximately US$4,000,000 (to March 31, 2007) of their $ US 5,000,000 required expenditure to earn a 56% interest in the Juanicipio property. MAG will retain a 44% interest in Juanicipio. The Company had spent a total of $2,186,672 to its own account in exploration costs at Juanicipio to March 31, 2007 (2006 - $2,049,772).

At Batopilas a ten-hole 2500 meter drill program was initiated in the fall of 2005 to test preliminary drill targets and help refine the exploration methods MAG is developing to explore its holdings in the Batopilas silver district. This program was expanded to 12 holes and 3,025 meters were drilled to March 31, 2006.

The first seven holes focused in the area of detailed NSAMT geophysics. Five of the holes tested a well defined NSAMT low resistivity zone and two holes targeted a NW trending structure hosting the San Martin Nuevo adit, a prospect containing native silver that was briefly worked in the early 1970’s.

The second hole, BA05-02, intercepted 1.7 meters of 2,357 grams per tonne Ag (75.8 opt) as well as a second 1.7 meter intercept further down the hole containing 132 grams per tonne Ag (4.2 opt). Other nearby intercepts define a  north 070 west striking, 78o southwest dipping vein (The “Don Juan”) that shows a distinct geochemical signature containing high silver along with anomalous Arsenic, Molybdenum  and plus or minus anomalous Cobalt and Nickel. This new discovery has not been tested to the south-southeast and remains open along strike in both directions and at depth.

Two holes, BA05-03 and BA06-04 were designed to test the area around and beneath the San Martin Nuevo workings. These showed multiple intercepts of the signature Batopilas chemistry of Ag-As-Mo-Pb-Zn; however, the best intercepts encountered in this area were zones approximately 1.0 meter thick in the 11 to 40 gram per tonne Ag range, or roughly 0.4 to 1.3 ounce per tonne.

Five holes BA06-08 through BA06-012 focused on the Pastrana Vein to evaluate this historic past producing structure beyond its’ productive zones. Drilling to date has identified the northern extension of Pastrana Vein with 4 intersections over a strike length of 140 meters and a vertical distance of 40 meters. Best intercept was in Hole 10 with 0.73 meters of 47 grams per tonne Ag (1.5 opt).

Other work in 2006 and to date in 2007 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line kilometer airborne geophysical (magnetics and electromagnetics) survey focusing on delimiting structures over the entire 40 square kilometer land package (initiated in late February 2007); a detailed stream sediment and ridge and spur soil sampling program that focused on the signature multi-element suite defined during the drill program and a detailed geological re-mapping of the entire project area. The Pastrana tunnel has been re-opened and mapping and sampling was completed prior to the drill program which began in February 2007.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

This work was successful in identifying a number of important exploration control vectors at Batopilas that included: a better understanding of the Lithological controls of the native silver mineralization; the structural history and structural ore host controls; the vein and structural geochemistry as well as the lateral and vertical metal zoning characteristics of the vein mineralization.

The net result of this work coupled with the results of the geochemical soil and silt program helped identify a number of targets that are to be tested later in the 2007 program. Work is continuing. The Company had spent a total of $2,591,898 in exploration costs at Don Fippi (Batopilas) to March 31, 2007 (2006 - $1,748,089).

At Lagartos NW, (Cerro Cacalote) results received from a large and comprehensive biogeochemical survey have identified a number of long (up to eight kilometers) coincident silver, lead, zinc, copper and bismuth anomalies.  The geochemical anomalies lie outboard of a large area identified from ASTER imaging as having the same alteration signature identified at Juanicipio.  Geophysical (Magnetic) surveys were carried out in the last quarter of 2005 and into the first quarter of 2006.

A drill program was initiated in January of 2006, with a total of 13 drill holes completed for 7,365 meters drilled to December 31, 2006. Drilling tested a variety of targets consisting of NSAMT, magnetic, biogeochemical, structural and geological anomalies.  Though no major veins were intersected valuable geological and structural information for exploration programs going forward was obtained. Anomalous silver mineralization was intersected in hole 06-03 which returned 2.15 meters grading 40.1 grams per tonne silver.

MAG also continued to enlarge its land position by claiming strategically located properties in 2005 as they became eligible for acquisition.  To that end MAG added an additional 12,534 hectares to its Lagartos NW land package east of the El Saucito discovery and West of the Zacatecas District.

The Lagartos Southeast or Zacatecas North block covers the broad plain lying between Fresnillo and the historic Zacatecas mining district. In 2006, MAG staked all of the open ground surrounding Zacatecas and purchased numerous claims over past producing veins within the district. This gives MAG the potential projections of the E-W trending district veins as well as the San Gabriel vein field in the northernmost part of the district.

Work at San Gabriel in 2006 identified a number of significant vein structures that appear exposed at a very high level where further work is focused.  An 1,800 line kilometer airborne survey is expected to be completed in early 2007 and will contribute to designing and directing a drill program for the North Zacatecas area in mid 2007.The Company had spent a total of $2,416,507 in exploration costs at Lagartos to March 31, 2007 (2006 - $910,267).

At Guigui, the 2005 drill program followed up on the intersections of extensive alteration, structure and mineralization encountered in the 2004 program. (i.e. 131 ppm Ag over 8.30m or 4.2 opt Ag over 27 feet). The drill area is located about 1.2km south of Grupo Mexico’s operating San Antonio Mine and about 650m south of their nearest underground infrastructure. The target area is situated within the San Antonio Graben, a prominent N-S structural feature that hosts and controls the mineralization at the San Antonio Mine.

Hole 07 cut the highest grade silver mineralization intersected to date within Guigui at 1.40 meters of 242 grams per tonne silver (7.8 ounces).  The best values were associated with members of a

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

felsite dike swarm that also produces mineralization in Grupo Mexico’s San Antonio Mine at a location 1800 meters farther to the north along the same structure.

The results from Hole 08 indicate that the dikes cut in holes 06 and 07 are sourced farther to the west within the Guigui property.  MAG also drilled a single hole into the upper zones of the East Fault of the San Antonio Graben (Hole 09) and cut four narrow felsite dikes with anomalous silver values.

We continue to cut strong indications of silver and base metal mineralization in the same structures and intrusions and within a broad alteration halo, not unlike the upper reaches of the East Camp deposits. This important development leads management to contend that these intersections demonstrate that mineralization similar to the rich deposits of the San Antonio Mine, north of our drill area and East Camp can be traced to the south and onto MAG’s Guigui property.

A contract to fly an eight hundred line kilometre EM and Magnetic survey was signed and the survey was completed by the end of December 2006. Preliminary results are very encouraging and are to be integrated in early 2007 with the substantial data base we have accumulated at Guigui. Further work will be designed to follow up on this integration leading to a drill plan.The Company had spent a total of $1,431,939 in exploration costs at Guigui to March 31, 2007 (2006 - $1,273,265).

Cinco de Mayo, located in Chihuahua State, occurs proximal to the highly favorable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck. Biogeochemical sampling of creosote bush (a.k.a. greasewood or gobernadora) along the flanks of Cinco de Mayo Ridge has revealed strong linear anomalies in Zn and Cu.

These results were encouraging enough to justify a 45 line-kilometer NSAMT geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.  Additional biogeochemical sampling, both expanding on the strongest anomalies revealed by the orientation survey and coincident with each NSAMT detector point, accompanied the NSAMT survey.

Results detected a significant electromagnetic anomaly coincident with biogeochemical anomalies and consistent with the proposed exploration model. A contract to fly a four hundred and fifty line kilometre EM and Magnetic survey was signed and the survey was completed by the end December 2006.

Drilling began on this property in the third quarter of 2006, with a total of 9 drill holes completed for 3,795 meters drilled to December 31, 2006. Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico. Management contends that successfully locating completely blind mineralization in initial drilling confirms that we are applying the right techniques in the right

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

geological setting and that a mineralizing carbonate replacement system of significant strength and size may be present.

MAG also claimed approximately 2,500 hectares of open ground to the north of its original land package along a major regional fault zone revealed through detailed satellite image analysis.The Company had spent a total of $1,317,762 in exploration costs at Cinco de Mayo to March 31, 2007 (2006 - $180,705).

At Adargas a total of 4 line kilometres of NSAMT geophysics was run in late 2005 to test a strong conductive anomaly revealed by a Down-Hole UTM geophysical survey run in MAG’s AD04-01 drill hole. The survey confirmed the presence of a conductive body below the level of current drilling. Management feels that the deeper targets, modeled on treating the surface mineralization as leakages from a larger system trapped beneath a relatively impermeable unit remain untested and viable targets. Joint venture possibilities are being explored in 2007 for the Adargas property. The Company had spent a total of $316,535 in exploration costs at Adargas to March 31, 2007 (2006 - $310,421).

At Sierra de Ramirez, located in Durango State, this 15,000 hectare property has seen little modern exploration.  A historical producer of high grade silver and base metals, this district is emerging for MAG Silver as a large scale CRD target.  Metal zoning studies have identified three mineralized zones where work is presently underway to better define these zones through mapping, geochemical sampling in tandem with structural and alteration studies. This resulted in the recognition that acquisition of additional land is desirable before higher profile exploration work can begin.  This acquisition was underway by period’s end.

In order to make up for lost time due to weather and access delays in the past we were able to renegotiate the terms of our option agreement with Minera Rio Tinto to earn 100% interest in the property. In effect we were able to roll the agreement back two years and continue with the payment schedule as outlined in the original agreement. This allowed us the time to fly an airborne survey and conduct the appropriate follow up programs. A contract to fly an eleven hundred and twenty line kilometre EM and Magnetic survey was signed and the survey was completed by mid February 2007. Drilling could begin by late 2007. The Company had spent a total of $350,228 in exploration costs at Sierra de Ramirez to March 31, 2007 (2006 - $104,555).

All of the costs incurred on property acquisition and exploration to date have been deferred. There were no mineral properties written down during the year or in 2006 or 2005. A complete table of mineral property costs can be found in Note 7 of the Company’s Financial Statements for the period ended March 31, 2007.

e)

Administration Expenses

General and administrative expenses for the period totaled $2,368,897 (2006 - $1,036,607), before interest income of $116,555 (2006 - $44,718). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $97,095 (2006 - $56,370). Management consulting fees, and salaries to March 31, 2007 totaled $253,126 (2006 - $143,735). Office and telephone totaled $84,122 (2006 - $81,633). Stock compensation expense, a non-cash item, amounted to $1,730,034 for the period (2006 - $627,627).

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

During the period ended March 31, 2007 legal fees amounted to $66,094 (2006 - $29,634), and accounting and audit expenses totaled $17,659 (2006 - $43,636). Legal opinions, securities regulations follow up, legal preparatory work pursuant to the Company’s listing applicant to a senior U.S. exchange, and contract preparation for property acquisitions in 2007 led to higher legal expenses.  Accounting and audit expenses related to normal course of business audit and accounting work in Canada and Mexico as well as the preparation of the Company’s United States Securities and Exchange Commission (“SEC”) Registration (Form 20-F) in 2007 and 2006.

During the period ended March 31, 2007 the Company paid stock exchange, filing fees and transfer agent fees of $54,956 (2006 - $18,389). A foreign exchange loss of $5,349 (2006 – $1,797) was incurred during the period, which is attributed to the fluctuations in the US dollar and Mexican pesos, which the Company uses to pay for acquisition and exploration expenditures through the Company’s Mexican subsidiary Minera Los Lagartos. Travel, lodging and related expenses for the management of the Company amounted to $56,446 (2006 - $29,168). Such costs are incurred for corporate, property and exploration related travel and for attendance at trade shows and conferences.

f)

Related Party Transactions

For the period ended March 31, 2007 the Company’s president received $88,532 in compensation for management services (2006 - $32,700).

For the period ended March 31, 2007 a company controlled by an officer of the Company received $70,960 in compensation for consulting services (2006 - $57,000).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended March 31, 2007 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $40,105 (2006 - $35,771) and exploration costs totaling $225,796 (2006 - $337,771) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the period ended March 31, 2007 the Company accrued or paid PTM $33,969 under the common service agreement (2006 - $34,130).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended March 31, 2007 the Company accrued or paid Anthem $15,583 under the office lease agreement (2006 - $15,583).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

g)

Shareholder Relations’ Expenses

Shareholder relations expense during the period totaled $97,095 (2006 - $56,370). Since 2003 the Company has managed its shareholder relations as an internal function. Since September 2005 Contact Financial has been contracted at a rate of $6,000 per month to provide distribution of the Company’s information. The Company attends seminars and conferences related to its business and from time to time does visit brokers, market analysts and investors who request information about the Company’s business. Since December 2006 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h)

Travel and Promotion Expenses

Travel and promotion expenses for the period amounted to $56,446 (2006 - $29,168). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $310,599 (2006 - $10,689) in cash.

During the year ended December 31, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the Sierra de Ramirez option agreement. Under the amended terms, the Company issued Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company on October 6, 2006 and will make scheduled cash payments totalling US$1,300,000 (US$75,000 paid) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  Under the amended terms all exploration work commitments were also eliminated. To March 31, 2007 the Company has incurred a total of $527,645 (2006 - $329,854) in acquisition costs on the property.

During the year ended December 31, 2006, the Company and an individual entered into a “letter of intent” agreement to aquire the Sello property. The Company has paid $28,143 on signing the letter of intent, and is doing due diligence to make a deal for the property.

During the period ended March 31, 2007 the Company has acquired more exploration concession on mining claims (the Lagartos properties) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges. To March 31, 2007 the Company has incurred a total of $484,975 (2006 - $50,318) in acquisition costs on the property.

During the year ended December 31, 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the Don Fippi property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 673,822 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement. To March 31,

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

2007 the Company has incurred a total of $1,422,672 (2006 - $1,422,672) in acquisition costs on the property.

During the year ended December 31, 2005, the Company negotiated a termination and sale agreement whereby the Company issued the underlying agreement holders a one time final payment of 750,000 common shares in exchange for a 100% interest in the Guigui property.  The purchase eliminated all remaining work commitments and the remaining payments of US$450,000 in cash and 604,003 in shares under the terms of the original option agreement. The property will remain subject to royalties and certain other terms of the original option agreement. To March 31, 2007 the Company has incurred a total of $1,571,172 (2006 - $1,571,172) in acquisition costs on the property.

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended terms of the Adargas property option agreement. Under the amended terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006. To March 31, 2007 the Company has incurred a total of $432,061 (2006 - $289,387)in acquisition costs on the property.

During the year ended December 31, 2005, the Company and Minera Cascabel, S.A. de C.V. amended the terms of the Cinco de Mayo option agreement. Under the amended  terms, half of each of the remaining property payments totalling US$775,000 due on or before July 26, 2009, may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$62,500 and issued 30,840 shares (2005 - US$37,500 and issued 59,830 shares) for the property payment due July 26, 2006. To March 31, 2007 the Company has incurred a total of $428,610 (2006 - $285,936) in acquisition costs on the property.

The sum of all payments required to maintain all of the Company’s mineral rights are less than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers being of merit.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended March 31, 2007.

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

following discussion.  Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.  The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2004 fiscal year, MAG Silver adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options.  Under this method, MAG Silver is required to recognize a charge to the income statement based on an option-pricing model based on the following assumption –no dividends were paid, a weighted average volatility of the Company’s share price of 85 per cent, a weighted average annual risk free rate of 4.05 per cent and an expected life of 3 years.  The resulting weighted average option related to an expense for stock options in the period ending March 31, 2007 of $1,730,034 (2006 - $627,627).

4.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 3,187,784 (2006 – 645,216) common shares during the period. Of these 3,187,784 shares (2006 – 645,216) were issued for cash proceeds of $19,214,601 (2006 - $1,007,124). A further Nil shares (2006 – Nil) were issued for mineral properties for a value of $Nil (2006 - $Nil). Cash proceeds are to be spent on mineral property acquisitions, exploration and

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At March 31, 2007 the Company had cash and cash equivalents on hand of $20,824,452 compared to cash and cash equivalents of $6,978,715 at March 31, 2006. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $1,442,947 (2006 - $1,124,293), management and consulting fees of $253,126 (2006 - $143,735) and other general and administrative expenses of $382,295 (2006 - $261,270). The Company had $20,836,928 in working capital as at March 31, 2007 compared to $6,685,950 at March 31, 2006.

Current liabilities of the Company at December 31, 2006 amounted to $551,741 (2006 - $573,708) mostly being attributable to accrued exploration expenses.

The Company currently has sufficient working capital to maintain all of its properties for the next eight months, in management’s opinion; the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the Unaudited Financial Statements for the period ended March 31, 2007; the Audited Financial Statements for the year ended December 31, 2006, as well as the subsequent events section.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Tabular Disclosure of Contractual Obligations (Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property	$1,225,000	$125,000	$425,000	$675,000	Nil
Adargas Property	$1,515,500	$415,500	$1,100,000	Nil	Nil
Cinco de Mayo Property	$775,000	$175,000	$600,000	Nil	Nil
Total (US $)	$3,519,000	$719,000	$2,125,000	$675,000	Nil
Office Lease (Cdn $)	$31,167	$31,167	Nil	Nil	Nil

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

March 31, 2007

5.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2006 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2006 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.  Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

There have been no changes in internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

6.

SUBSEQUENT EVENTS

Subsequent to March 31, 2007:

(a)

The Company issued 11,671 common shares at $1.35 on the exercise of warrants for proceeds of $15,756;

There are other subsequent events disclosed elsewhere in the notes to the consolidated financial statements.